June 9, 2025

Thomas M. Sauve
Chief Executive Officer
Royalty Management Holding Corporation
12115 Visionary Way, Suite 174
Fishers, IN 46038

       Re: Royalty Management Holding Corporation
           Registration Statement on Form S-3
           Filed June 2, 2025
           File No. 333-287724
Dear Thomas M. Sauve:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Clifford J. Hunt, Esq.